

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 21, 2010

Via Fax & U.S. Mail

Mr. Ronald L. Nelson
Chief Executive Officer
Avis Budget Group, Inc.
6 Sylvan Way
Parsippany, New Jersey 07054

Re: Avis Budget Group, Inc.
Form 10-K for the year ended Dec. 31, 2009
File No. 001-10308

Dear Mr. Nelson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

****

Form 10-K for the Year Ended Dec. 31, 2009
Item 1A. Risk Factors, page 18

1. We note your statement on page 18 that "[h]owever, the risks and uncertainties our Company faces are not limited to those described below. Additional risks and

uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business." All material risks should be discussed in this section. If risks are not deemed material then they should not be mentioned. Please confirm that in future filings you will remove this language.

Management's Discussion and Analysis
Year Ended December 31, 2009 v. Year Ended December 31, 2008, Page 41

2. As you have adjusted a commonly used measure (EBITDA) away from the standard definition by additionally adjusting for impairment, please revise your nomenclature to use the term "adjusted EBITDA" to highlight the difference between the term as defined by the acronym and your use.

3. We note the significant decline in "program vehicles" relative to "risk cars" in recent fiscal years. It appears that the percentage of "program vehicles" has declined almost 50 percent since fiscal 2005. If our understanding is correct, please explain exactly how, and the extent to which, your profitability has been impacted as a result of this trend.

Financial Statements
Note 18. Debt Under Vehicle Programs and Borrowing Arrangements, page F-32

4. We note, from page F-17, that you adopted ASU No. 2009-17 on January 1, 2010 and that it did not have a significant impact on your financial statements. Please discuss, supplementally and in detail, whether or how it changed any of your conclusions with respect to Avis Budget Rental Car Funding LLC. Support your conclusions regarding whether or not it constitutes a VIE, both currently and on an ongoing basis. Finally, we note the table of contractual maturities on page 48. Please tell us the contractual maturities of the debt due to Avis Budget Rental Car Funding.

Note 26. Selected Quarterly Financial Data (unaudited), page F-61

5. On an ongoing basis, please describe the effects of any unusual or infrequently occurring items recognized in each quarter as well as the aggregate effect and nature of year-end or other adjustments which are material to the results of the quarter. Your attention is invited to Item 302 (a) (3) of Regulation S-K.

****

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Shifflett at (202) 551-3381 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief